

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Jeff Worth
Vice President and General Counsel
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020

Re: GLOBALFOUNDRIES Inc.
      Draft Registration Statement on Form F-1
      Filed August 9, 2021
      CIK No. 0001709048

Dear Mr. Worth:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed 8/9/2021

Prospectus Cover Page, page i

1.   We note your disclosure elsewhere in the prospectus that you will be a controlled company following the completion of the offering. Please include similar disclosure on the cover page of your prospectus.

Summary Consolidated Financial Data
Non-IFRS Reconciliations, page 18

2.   We note that the reconciling items titled (Gains) losses on transactions, legal settlements and transaction expenses may include offsetting adjustments and even on a net basis, represents 37% of Adjusted EBITDA. Please disclose the composition to such line item

to enable an investor to understand the nature of each component impacting this adjustment and to ensure that it does not include any costs that are normal, recurring cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Cayman Islands Economic Substance Law may affect our operations., page 48

3.   Please revise to clarify what this law entails and how it may affect your business and operations.

Use of Proceeds, page 56

4.   We note your disclosure that you intend to use a portion of the proceeds to repay indebtedness. Please disclose in your Use of Proceeds section the additional information required by Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 58

5.   Given the anticipated change in capitalization due to the conversion of loans provided under the loan facilities with Mubadala Investment Company PJSC to additional paid-in capital immediately prior to the consummation of this offering, please tell us how you considered providing a pro forma presentation of the affected line items on the face of your statement of financial position as well as pro forma loss per share on the face of your statements of operations and comprehensive loss, or providing such disclosure elsewhere in the prospectus. Refer to Rule 11-01(a)(8) of Regulation S-X.

6.   Please expand the footnote pertaining to the anticipated conversion by Mubadala Investment Company PJSC of the Loan from shareholder under the loan facilities with Mubadala from 2012 to 2016 to additional paid-in capital immediately prior to the consummation of this offering to provide discussion of the anticipated conversion. Such information should include, but not be limited to, the number of shares such loans are converted into, the conversion price, and how the conversion ratio was determined. Additionally, expand disclosure in your Dilution section to give effect to such conversion.

Strategic Repositioning, page 61

7.   Please expand the fourth bullet to provide more specific details regarding the disclosed plan, particularly considering that it appears you have generated a negative gross margin percentage for each period presented.

Business, page 82

8.   Please include a corporate organizational chart in your Business section depicting your structure following this offering. Clarify which entities are organized in which countries, including Mubadala, MTIC, and MTI International Investment Company LLC. Include in the chart the ownership and voting control of Mubadala and that of public shareholders

following completion of the offering.

Corporate Opportunity, page 135

9.   Please amend your filing to provide relevant risk factor disclosure related to the removal of the corporate opportunity doctrine provisions from your charter, including the conflicts of interest that may result from the provision.

Consolidated Statements of Financial Position, page F-7

10.   We note that you present the Loan from shareholder within equity at December 31, 2020. Further we note that such note is non-interest bearing and has no set maturity date, with principal repayment in whole or in part at your discretion. Please provide to us a fulsome analysis including specific terms of the agreement, used to determine that equity classification is appropriate as discussed in Note 32. Cite the authoritative guidance that you considered in arriving at your accounting treatment.

You may contact Effie Simpson at (202) 551-3346 or Mark Rakip at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing